Filed by Broadscale Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Broadscale Acquisition Corp.

Commission File No. 333-262287

James West:

Today I'm pleased to have with me the co-founder and CEO of Voltus, Gregg Dixon. Voltus is an industry-leading distributed energy resource technology platform. The company connects distributed energy resources to electricity markets, and is ushering in the clean energy transition by delivering less expensive, more reliable and more sustainable electricity. Prior to co-founding Voltus, Gregg was the senior vice president of marketing and sales and a founding executive of EnerNOC, a leading provider of demand response, energy procurement and energy intelligence software, where he led all facets of marketing, sales, product and professional services. Gregg developed and executed an award-winning go-to-market strategy that took the company from zero to nearly 500 million in revenue over the course of 10 years. Prior to joining that company, Gregg was vice president of marketing and sales for Hess Microgen, the leading provider of commercial onsite co-generation systems and services in the United States, where he pioneered efforts to bring more than 100 co-generation systems to leading grocery hospitality, commercial property and manufacturing customers. Gregg was also a partner at Mercer Management Consulting, where he advised Fortune 1000 companies on customer and product strategy, economic analysis and new business development. Thanks for joining me today, Gregg.

Gregg Dixon:

Thank you very much for having us, James West. It's our pleasure.

James West:

Well, for all of our listeners, before we get into it, feel free to submit any questions in the Q&A box on your screen, and we'll do our best to address them as we go through the event. Maybe to start off, Gregg, if you wanted to give us a high-level picture of Voltus. I think there's some concepts like distributed energy power that can be a little bit difficult to explain, and so I'd love to maybe have you set the stage.

Gregg Dixon:

Sure. I appreciate that. For the benefit of the audience, first, we really appreciate you joining. Second, I want to call your attention to the fact that I'm both nursing a cold and on vacation. I may blow my nose from time to time and there may be a little background noise, but I'm sure it'll be fine. I would encourage the audience to follow along with our investor presentation that can be found on our website, Voltus.co. What we'll do is we'll just run through five or six slides of that deck to set the stage. We'll actually start with Slide 9. What we like to do is start with the problem that Voltus focuses on with the electricity grid. I think it's safe to say that every human being today understands the fragility of the grid. It's unreliable, it's increasingly expensive, and it's ill-prepared for the escalating impacts of climate change. However, there is a convergence of the modern technology stack with these electricity markets that's created what we call the new energy internet of things, that allows the Voltus software platform to interconnect electricity markets and these machines in ways we've never seen before to address today's grid challenges. To give you a tangible example of this, by the year 2030, the combined lithium-ion battery capacity of electric vehicles in the United States will be more than twice the combined capacity of central power stations in the United States. To read that backwards, if you take all of the coal, the natural gas, the nukes, hydro capacity in the U.S. and you multiply that by two, that's what will exist in American garages by the year 2030, and that's less than 10% penetration of the auto market. 100% of those electric vehicles, including the one in my garage, are connected to the internet, and can be controlled to deliver these DER, distributed energy resource grid services.

Now, the value of this one example of DER, these electric vehicles acting as an aggregated distributed energy resource, is that they can inject their battery capacity back into the grid or curtail their charging from the grid through the Voltus platform, and in so doing, could have prevented something like Winter Storm Uri from taking down the Texas power grid this time last year, and in so doing, help avoid hundreds of lost lives and avoid almost $300 billion in economic loss.

If we move to Slide 10, I'll, for the audience's edification, very briefly define these distributed energy resources to anchor us, and I'll refer to these as DERs throughout. They really lie in plain sight all around us, and they take many forms. They could include electric vehicles, smart thermostats, commercial building management systems, solar and battery storage, even distributed generators at places like data centers and hospitals. The Voltus platform connects any of these types of DERs to any electricity market that would value those DERs in aggregation. We'll cover that in a little more detail as we move forward. Let's move to Slide 11. We often get the question, well, how does decentralizing, making use of these DERs and digitizing the grid, actually help? For us, it's useful to use the analogy of how computing has actually transformed. If you think back to the '70s, computing was defined by mainframes and so-called dumb terminals. Since then, as we all know, innovation has brought computing to our hands, our desktops and smartphones and other devices. As the internet, most recently the cloud, has transformed our lives, we've moved away from obviously mainframes and dumb terminals, which represent less than 1% of computing today. In the process of that transformation to decentralizing computing and digitizing everything, our lives have been transformed and we've benefited in immeasurable ways. This type of transformation is now coming to our electricity system, where you can think of central power generation stations as mainframes and dumb loads or dumb buildings, that are transitioning to smaller, distributed and intelligent energy resources that we now know as distributed energy resources. As we take advantage of this massive shift toward the virtues of a distributed and intelligent electricity system, most of the $3 trillion global annual electricity spend will move toward these DERs. You can think of Voltus as the platform or the cloud, the operating system, that allows these new and diverse energy assets to operate together and maximize their value. Let's move to Slide 16 and look at some of the macro trends that are driving the growth of this industry of DERs. Of course, the trends that are driving this incredible growth that's really depicted in the green chart on the right are staggering. I think we're all well aware of things like the growth of renewables. What we don't fully appreciate is the fact that renewables come with intermittency. The sun doesn't always shine, the wind doesn't always blow. Distributed energy resources offer what we think of as a dancing partner, to provide a backstop and a balancing resource to support this continued transition to clean energy. The second thing that we see is this rapid electrification of energy. Obviously we have the automobile converting to EVs, but we also have the rise of data centers and crypto mining, and home heating oil being converted to heat pumps, that's driving unprecedented demand for electricity on an already fragile electric grid. Finally, of course, we have the increasing frequency of the impacts of climate change. Fortunately, what we have is a proliferation of an internet of things, this energy internet of things, converging in ways that really radically transforms how we produce, consume and store energy. The Voltus software platform takes advantage of these macro trends and this convergence to deliver electricity less expensively, more reliably, and in a more sustainable fashion. It may also be helpful for the audience to provide an actual customer example of what this looks like today. One of our current customers, which is a large crypto mine in upstate New York, has taken over a retired Alcoa Aluminum smelting location. This crypto mine today consumes more than 100 megawatts of electricity, 24/7, and it's growing to over 400 megawatts in just the next two years. At that level, it will be among the single largest electricity loads in the United States, larger than the big steel mills, petrochemical plants and industrial loads that we think of as dominating the grid. This customer really represents every one of the trends described here. It's a load that needs access to inexpensive renewable power. It's electrifying a former industrial load, and through the Voltus platform, it's directly integrated into the New York ISO wholesale electricity grid using our software platform, and platform controls the entire electricity load in a fully automated fashion. We go from machine to meter to market to digital payments or the money, as we like to say, in integrating this DER into of the wholesale market to deliver its flexibility. Today, it represents one of the single largest, fully automated, distributed energy resources in the world, and it's a harbinger of another example of the power of DERs. Crypto money alone is expected to represent more than 10,000 megawatts of fully controllable load by the year 2025, and all of it, like electric vehicles, is capable and eager to deliver its value into these grids. If we skip down to slide 20, now that we know what DERs are and the macro trends, we'd like to explain what Voltus does for these DERs and for electricity grids that value these DERs. Voltus is to electricity what Airbnb is to real estate. So whereas Airbnb connects hosts and visitors in a two-sided market to make better use of underutilized apartments and homes, which provides extra cash for hosts and more choice for visitors, Voltus orchestrates and monetizes underutilized DERs for the owners of those DERs, pictured on the left, while delivering these needed grid services to electricity markets, depicted on the right, that want less expensive, more reliable, and cleaner power. And we do that through the orchestration of these disparate DERs to create virtual power plants that act like and are paid the same as central power stations to deliver the same services. The last slide I'll call your attention to is slide 19. So really what underpins our success is our unique software platform that simplifies the mind boggling complexity of electricity markets to ease the full adoption of DERs across every market and every DER category. We bring a standard and very simple way for our customers and our DER partners to connect to these extremely fragmented markets. You can drive from Stanford, Connecticut through New York City to Newark, New Jersey in about an hour, and you'll hit three entirely different electricity markets. The physics for which are exactly the same, but the market rules for them are wildly different, represented in five to 7,000 page open access transmission tariffs that our software essentially simplifies. It's important to note the reason that we've done this is because DERs are everywhere. And if you are, say, Walmart, and you have your stores in every one of these markets, and you have every type of DER in your stores, you really want a single platform to monetize and orchestrate it. No differently than Tesla EVs are located in every state in every one of these markets. We want to be the software platform that unifies the treatment and monetizes these DERs everywhere. James West, that's the overview I wanted to cover, and I'm excited to take questions.

James West:

Great. Well, Greg, maybe I'll kick it off. And, again, for the audience, you could put your questions into the Q&A box. But to be clear, DERs shouldn't be confused with demand response or load management, but they are intertwined. Could you maybe explain to the audience what demand response is and how it relates to your business?

Gregg Dixon:

Sure. Distributed energy resources, we like to think of, there are four horsemen of distributed energy resources. Demand response is one of the categories. So you've got demand response distributed generation, so you can think of the hospital or data center generation or generator in the back of that facility. You've got energy efficiency or permanent load reduction, and then of course, you have energy storage. We call out electric vehicles separately as a category, but it really represents two of those types of DERs, one being energy storage, lithium ion batteries that can be injected back into the grid, and then curtailment or demand response, I should say, where you can curtail the charging of electricity.

James West:

It makes sense. And maybe before we get into more detail about what exactly you guys do, could you describe a little bit of the company's history and are there any noteworthy investors or board members that have helped you grow the business to where it is today?

Gregg Dixon:

Well, sure. I'd call attention to slide 13. We have marquee venture investors that have backed us for five years from our inception, whether it's Prelude Ventures or Activate Capital. These are among the most successful investors in the energy transition space and have been incredibly supportive during the past five years as we've grown really exponentially. And then, of course, we have our stack partner Broadscale that we chose for the same reason. They have tremendous commitment to this energy transition, tremendous experience in the space. They've all been great partners supportive of our vision.

James West:

Got a question that came in from the line. I actually got a couple that are coming in, so clearly you're resonating with our group here. First, could you describe the competitive landscape and how your model compares or contrasts with [inaudible], obviously, you know that or C-Power and others?

Gregg Dixon:

Sure. If we go to slide 27, I'll try to keep it fairly simple. The way we think of the competitive landscape is there are energy companies and there are technology companies, and Voltus is very different in that we combine deep expertise in both of those categories. There are a lot of energy companies that may be selling a commodity, maybe that's their core business, like an NRG or a Direct Energy, and they want to de-commoditize their business and they want to bring technology and services to their customers, understandably. And then there are technology companies. On the right, you've got companies like Leap and Home Connect that have very solid technology expertise, but they don't have a lot of energy market expertise. Now, as you can see, what we differentiate on is very simple. Our unassailable [inaudible] is that we offer more dollars to our customers' DERs than anybody else. And really what that means is integrating in every one of the nine wholesale Canadian and US power markets and delivering every product available that DERs can monetize in those markets. Because if you're a big box retailer and you have thousands of stores and you have every type of DER, you're going to be operating across all of these markets, and you need full automation of your DERs to participate in these markets due to the complexity of the market, the complexity of the machines. And, of course, you don't want your store manager running into the back office or the back room flipping switches on machines to participate and monetize those DERs and wholesale power markets.

Gregg Dixon:

So it really comes down to combining both energy market expertise and technology expertise to deliver against a very simple value proposition for customers that have these DERs. They participate with these DERs in wholesale power markets because of the side gig value that they get, no differently than a host on Airbnb platform does. The primary use for that apartment or home is to live in it. But if there's side gig value they can get by connecting it to the Airbnb platform, they'll do that for economic reasons. And that's what we've built for electricity markets. And nobody else has accomplished that, meaning nobody else has integrated their software platform into every one of these wholesale markets. But Voltus has.

James West:

I have another one from the line here. How do you think about the relevant opportunity in the commercial segments of industrial retail versus the residential segment, or are you letting homeowners monetize their local storage?

Gregg Dixon:

Yeah, of course, there's a lot of nuance in the last mile, so to speak, when I think about how a residential customer might participate with a wifi thermostat, like a Google Nest, versus how an industrial steel mill or crypto mine might participate. But ultimately these resources have to comply with the markets in which their services are being delivered. So we built the software platform that can orchestrate and monetize really any of these DERs, from a one kilowatt wifi thermostat, like a Google Nest, to 1,000 megawatt crypto mine. Whether we work with the large industrial directly or a DER partner like a Google Nest, we are bringing any type of these DERs in the markets that will accept them and then platform orchestrates those resources accordingly.

James West:

So if we think about the DERs in terms of the different types of community solar, energy storage, fuel cells, microgrids, efficiency, can you adapt and attack all of those different types of electricity generation? Are you agnostic to the type of generation?

Gregg Dixon:

Yeah, we are. We have every type of DER on the platform today. We've got energy storage, distributed generation, energy efficiency and demand response. Again, these resources range in capability of delivering one kilowatt of demand reduction, or even energy storage, all the way up to hundreds of megawatts at a single industrial location into the grid. The platform itself, the software platform, really is indifferent. It can handle any type of resource at any level in orchestrating and delivering those services into a market.

James West:

Okay, you highlighted that you worked in nearly 50 industries to generate additional cash. Are there some industries that are more fruitful than others?

Gregg Dixon:

It ebbs and flows a little bit. We joke within the virtual walls of Voltus that we're a crypto and cannabis company. We joke about that because those electricity loads are the fastest growing loads, really in the world, especially in the United States. You see a lot of lighting load from cannabis coming online. You see obviously a lot of crypto load. But we serve about 50 distinct industries. A traditional segment in this market might be the manufacturing sector, where they have very large electricity loads. They're accustomed to taking advantage of their flexibility to monetize it in these markets. But really, it's a whole host of industries. They have different profiles from wastewater treatment plants and how you monetize aeration systems and lift pumps, to hotels and hospitality, where you may be monetizing ice makers and HVAC systems. Really any industry, any type of facility has the ability to deliver grid services and monetize their electricity consumption in those markets.

James West:

And maybe before we get back into the business, I want to step back a little bit. The FERC ruling or FERC Order 2222 or quad [inaudible] I think is some call it, was pretty much a watershed moment, I think. I know you were involved in some of that process, but what did this do for your total adjustment market?

Gregg Dixon:

Well, yeah, FERC Order two by four, as we like to call it, we can make folks eyes water over very quickly getting some of the boring regulatory matters associated with energy. The key takeaway with FERC Order 2222 is that it clears the way for the transformation of the grid away from central power stations and dumb loads, as I mentioned before, to more affordable, more reliable and more sustainable distributed energy resources, the full power of which can now be unleashed because behind the meter assets, which is what DERs are, we'll be allowed to compete in these markets on a level playing field with central power stations. So it is a very transformative FERC order.

James West:

Then, as we think about customers, whether data centers or hospitals or onsite generation, how do they get comfortable with the aspects of your business regarding privacy and data usage? It seems like that could be one thing that's holding back the market from inflicting higher is that complex web here and the various players that are involved and you having access to all their... Well, access to at least their energy consumption data.

Gregg Dixon:

Sure. So customers are very sensitive about security, as you mentioned. When we built our software platform, we built it with the most stringent security requirements and compliance goals in mind, in light of the fact that we control, the software platform controls these internet addressable machines behind meters to monetize them. To be honest, I've actually been quite surprised at how amenable customers are to the full automation of these DERs. Now, of course, the security protocols that we deploy and that we comply with are the most stringent in the world. They get pretty comfortable, due to the simple fact that they have staff of folks that understand security, and once they understand the security we've built into our software platform, they get comfortable very quickly with it.

James West:

Makes sense. I think at least, excuse me, there's a big opportunity here obviously with energy efficiency and reduction of emissions and then creating more cash, and you do say they are being very amendable. What do you think is the one of the key log jams that needs to be cleared up, if there is any left, to really have this market take off?

Gregg Dixon:

Well, I think that it really comes down to evangelizing. The fact is there are no barriers other than our ability to evangelize and grow the team. Our product market fit in technology mode is incredible. Our commercial model of what we call selling $5 bills for $2 eliminates go-to-market friction. The total addressable market is enormous. And we built a team to win a world championship. And many a slip 'twixt the cup and the lip, as they say, but for us, we really just need to execute with our model. It's ours to lose.

James West:

Well, maybe let's talk about some of the key customer verticals that you're in. Maybe if we can start, I'll start with residential. You have demand response, energy storage, solar inverters, electric vehicles and their chargers. Which one of these is the most exciting to you?

Gregg Dixon:

Well, all of them is the simple answer. It's important to note that our business model serves two customer segments, meaning when we go out and sell, our sales team is out there selling, we sell to two segments. First is the large energy consumer, what's known as the commercial industrial market. So those are the Walmarts and the US Steels and the big crypto mines of the world with very large electric loads. We sell directly to them. The second segment are DER technology partners. We don't sell directly to little old Mrs. McGillicuddy, so to speak. We're not knocking on doors to enroll residential customers into our platform. We sell to a Google Nest, for instance. We would sell to Tesla. We would sell to Sunrun, companies that have D ERs and are selling their products to their customers that we can then sell to aggregate thousands, even millions of these DERs. Again, we're really indifferent to the type of der that comes into the platform. We love them all. That doesn't necessarily answer your question. I would say what gets the team most excited is probably what gets everybody in this space most excited, which is electric vehicles. They're coming to scale. They're coming to market at scales that are just astounding. So going back to the analogy I provided earlier, those 20 million electric vehicles could represent 2 million megawatts of lithium ion batteries. Put that in perspective, the peak electricity demand of the entire United States is 800,000 megawatts. So we're going to have 2 million megawatts of lithium ion batteries in American garages by the year 2030. That resource is incredibly exciting to deliver grid services from. But all that being said, wifi thermostats, there's 50 million of them in the United States. That's 50,000 megawatts of power. There's a tremendous amount of opportunity across all types of DERs.

James West:

Let me ask you a question maybe that's a little bit off topic, but do you think... I mean, you're providing great grid services, but do you think the actual grid can handle all that power that's coming?

Gregg Dixon:

The simple answer is no. There was a PE Edison electric Institute report that came out a few weeks back, think it was a few months back. And don't quote me on this, but I think what they said is that we're going to go from 800,000 megawatts of electricity demand to 3 million megawatts. From 800 gigawatts to 3,000 gigawatts of electricity demand. Over the past 10 years in the US, we've seen virtually growth in electricity demand because you've just gotten more efficient. But now with the rise of electrification, we're going to see staggering low growth, and with that, we're going to put more pressure on an antiquated grid that is woefully under prepared for all sorts of things, and that's why distributed energy resources are so important. These are things that are largely lying foul. They're the things that lie in plain sight around us. They're in the ground today. There's no supply chain risk. We're simply layering in our technology to deliver their services into the grid. So we really desperately need to enable these DERs to handle that load growth.

James West:

Fair enough. I think a large part of the reason why you've been successful in this market is your deployment of easy to use software and open source. It gets me thinking about how successful demand response mechanisms deployed in residential markets have been because companies have gamified energy consumption brand users on their mobile phones. Is that a theme you can also tap into and just curious in how you think you've been successful at making it easy and reduce that friction?

Gregg Dixon:

Yeah. I'd call the audience's attention to slide 19 first, which is really pointing out the importance of simplifying the complexity of these markets. They are mindbogglingly complex, which is why a software platform is so uniquely capable of simplifying these things. It's important. Electricity consumers don't really care about any of this complexity. We don't really think about electricity all that much because power's mostly on. But when it's off, it's extremely painful. Winter storm Uri proved that. Anybody who's been through an extended blackout appreciates that. Anybody who's been exposed to one of these volatile electricity market pricing issues where they're having to face a choice between eating and heating understands the complexity of what's going on, and they need simple solutions. And that's really the job of companies in the energy transition space. We have to first simplify the complexity to ensure adoption of these resources. And second is we have to create a commercial value proposition that goes hand in glove with that. So on slide 23, I mentioned before we sell $5 bills for $2, and that's because we offer to our customers a single page commercial agreement where it doesn't cost them anything. There's no risk. We layer our technology and we pay for it. And then we monetize those DERs in these electricity markets, and we share in market participation revenues while also charging a monthly, fixed software service fee. That keeps it very simple for customers. Very easy to sign up to participate in these markets. Otherwise, when solutions are complex, customers have every reason to spend their time and money on other things.

James West:

Okay, well maybe switching gears here somewhat, I know the big headline in January 2020, when you won the rights to deliver 50 megawatts of new demand resources to California market so working with PG&E Southern California Edison, we know they're working hard to incorporate demand response as part of lower and reserve requirements. What, what do you think made Voltage is successful in this deal? have there been any other recent wins you'd like to highlight?

Gregg Dixon:

Sure. I've been building scar tissues, so to speak in this industry for 20 years. A lot of our team has been doing the same. This team's brought to market more distributed energy resources than any team in the world. When we're, when we earn the business of somebody like PG&E or any of our customers, it's a combination of things, obviously it's our experience and our ability to deliver on what we commit to, but there's a whole host of things that a lot of it, which, we've covered. The technology itself is very appealing to customers. so, grid operators and utilities want to bring those innovations to their customers. You know, and I'd also highlight the fact that very large commercial enterprise class customers are standardizing on our platform because of all of the things that I've described earlier. We keep it simple. We operate in every market. We deliver an ability to monetize these DERs and take complexity off their plate.

James West:

Well, we had a broader picture question, because you've been fighting the good fight for 20 years, as you mentioned. I think your business model is incredibly exciting in something very unique that we've been able to learn about as we ourselves have gotten smarter on the energy transition over the past, couple of years, why do you think the industry at large hasn't transitioned faster, and do you see this time period right now as a tipping point?

Gregg Dixon:

Well, I should credit Neil Chatterjee and the first chairman who promulgated [inaudible], who was the one who said that DERS hide in plain, they are all around us yet hidden at the same time, no differently than underutilized real estate assets are hidden in plain sight, right? We might not know or care whether our neighbor's home is listed on Airbnb. The same is true of DERs. Voltage's job is to knock on doors and help our customers understand the incredible value that those inter internet connected devices have in the energy transition. That's upon us. It's not evident, right? That is our job. That's why we attract investors and need to grow into this massive total addressable market that's on us.

James West:

Maybe the last question for me and listeners, again, if you have any questions, please do submit the questions in the Q and a box, but, what are your key goal posts for success this year? if you come back a year from now for other fireside SHA, how do we know that Voltage is on track and executing?

Gregg Dixon:

Let's say two things. First, our financial business model can be boiled down to four numbers, 50, 40, 15, 25 that's in our investor deck. The 50 is 50,000 per megawatt year of recurring revenue for each megawatt of DRR that we bring onto the platform, 40%, or our gross margins, 15% is our operating expense, what, what it costs to acquire and manage these customers on our platform. Then, at scale, we generated 25% EBIDA so 50, 40, 15, 25. If we are, delivering on that, then the financial model's healthy. The second thing to keep an eye on is the fact that our basic business model unit measurement are the megawatts of DERs that are connected to our platform. That key figure will indicate the trajectory of the business. First things about unit economics. The second is about growth. It's really that simple for us. It's the megawatts that are on the platform. it's all about capturing the white space in the market as quickly as possible, and bringing tens of thousands of megawatts onto the platform in as many markets as possible. Look at the business unit economics, 50, 40, 15, 25, and look at the trajectory of the megawatts on the platform.

James West:

Right? Well, Greg, we don't have any questions. I have no more further questions, no questions from the Q and A box. Any final remarks for you before we let you go back to your vacation?

Gregg Dixon:

Yeah. Well first, thanks again for having us. I would counsel your audience to keep close eye on this space. You know, we're seeing a massive transition of one of the largest markets in the world, the electricity market, we are moving toward, as every other industry has, to a decentralized and digitized market and distributed energy resources facto, very heavily into transforming a $3 trillion per year global electricity spend, of course.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, Inc. (“Voltus”), market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Broadscale Acquisition Corp. (“Broadscale”) and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, Broadscale, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Broadscale or Voltus, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Broadscale’s securities; 13) the risk that the transaction may not be completed by Broadscale’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadscale; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Broadscale’s registration statement on Form S-4 (File No. 333-262287), filed with the SEC on January 21, 2022 (the “Registration Statement”) and other documents filed by Broadscale from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Broadscale nor Voltus gives any assurance that either Broadscale or Voltus or the combined company will achieve its expected results. Neither Broadscale nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Use of Projections

This communication may contain financial forecasts of Voltus. Neither Voltus’s independent auditors, nor the independent registered public accounting firm of Broadscale, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this communication constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Additional Information and Where to Find It

In connection with the proposed transaction, Broadscale has filed with the U.S. Securities and Exchange Commission the Registration Statement, which included a preliminary proxy statement and a preliminary prospectus. After the Registration Statement has been declared effective, Broadscale will mail a definitive proxy statement /prospectus relating to the proposed transaction to its stockholders as of the record date established for voting on the proposed transactions. Broadscale’s stockholders and other interested persons are urged to carefully read the Registration Statement, including the preliminary proxy statement / preliminary prospectus, and any amendments thereto, and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed transaction, as these materials contain, or will contain, important information about the proposed transaction and the parties to the proposed transaction.

Broadscale’s stockholders and other interested persons will be able to obtain free copies of the Registration Statement, the preliminary proxy statement / preliminary prospectus, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC, without charge, when available, at the website maintained by the SEC at www.sec.gov.

The documents filed by Broadscale with the SEC also may be obtained free of charge at Broadscale’s website at https://www.broadscalespac.com or upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Broadscale and Voltus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed transactions. Broadscale’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Broadscale listed in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Broadscale’s stockholders in connection with the proposed business combination is set forth in the Registration Statement.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.